August 30, 2010

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dominion Funds, Inc., File Nos. 033-49808 and 811-06727

Dear Sir/Madam:

On behalf of Dominion Funds, Inc., a registered investment company (the “Company”), we hereby submit, via electronic filing, Post-Effective Amendment No. 25 to the Company’s Registration Statement under the Securities Act of 1933 (the “Amendment”).  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The Amendment is filed primarily to update the prospectus and statement of additional information with respect to the Foxhall Global Trends Fund.

The Amendment is expected to become effective, after further amendment in response to staff comments, on October 28, 2010.  Please provide any comments on the Amendment to Todd Cipperman, Esq., Cipperman & Company LLC via mail at the below address or via phone at (610) 687-5320.

Very truly yours,

/s/ Cipperman & Company LLC

CIPPERMAN & COMPANY LLC

500 East Swedesford Road

Suite 104

Wayne, PA 19087